Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Three Months Ended March 31, 2018 and 2017

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	20 18	20 17
ASSETS
Current assets
Cash and cash equivalents		$36,560	$38,277
Restricted cash		-	1,000
Other investments		148	168
Accounts receivable	4	35,241	34,012
Inventories	5	12,344	13,131
Prepaid expenses		1,983	1,911
Total current assets		86,276	88,499
Non-current deposits		610	610
Deferred income tax asset		1,913	655
Mineral properties, plant and equipment	7	89,628	88,816
Total assets		$178,427	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$18,285	$19,068
Income taxes payable		1,354	3,185
Total current liabilities		19,639	22,253

Deferred lease inducement		229	236
Provision for reclamation and rehabilitation		8,020	7,982
Deferred income tax liability		1,243	1,592
Total liabilities		29,131	32,063

Shareholders' equity
Common shares, unlimited shares authorized , no par value, issued and outstanding 127,488 ,410 shares (Dec 31, 20 17 - 127,488,410 shares)	Page 4	450,740	450,740
Contributed surplus	Page 4	9,201	8,747
Accumulated comprehensive income (loss)	Page 4	-	127
Retained earnings (deficit)		(310,645)	(313,097)
Total shareholders' equity		149,296	146,517
Total liabilities and shareholders' equity		$178,427	$178,580

Commitments and contingencies (Notes 7 and 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2018	2017

Revenue		$40,330	$36,441

Cost of sales :
Direct production costs		25,806	24,048
Royalties		698	440
Share-based payments	8	37	-
Depreciation and depletion		9,759	4,113
Write down of inventory to net realizable value	5	755	-
		37,055	28,601
Mine operating earnings		3,275	7,840
Expenses :
Exploration	9	2,023	3,336
General and administrative	10	2,318	1,955
		4,341	5,291
Operating earnings (loss)		(1,066)	2,549
Finance costs		49	236

Other income (expense):
Foreign exchange		2,273	2,147
Investment and other		69	77
		2,342	2,224
Earnings (loss) before income taxes		1,227	4,537
Income tax expense (recovery):
Current income tax expense		688	299
Deferred income tax expense (recovery)		(1,786)	(1,797)
		(1,098)	(1,498)

Net earnings (loss) for the period		2,325	6,035

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on other investments		-	17
Total other comprehensive income (loss) for the period		-	17

Comprehensive income (loss) for the period		$2,325	$6,052

Basic earnings (loss) per share based on net earnings		$0.02	$0.05
Diluted earnings (loss) per share based on net earnings	8 (e)	$0.02	$0.05

Basic weighted average number of shares outstanding		127,488,410	127,095,764
Diluted weighted average number of shares outstanding	8 (e)	127,827,863	128,523,833

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of US dollars, except share amounts)

					Accumulated
					Comprehensive	Retained	Total
		Number of	Share	Contributed	Income ("OCI")	Earnings	Shareholders'
	Note	shares	Capital	Surplus	(Loss)	(Deficit)	Equity

Balance at December 31, 2016		127,080,264	$449,594	$6,689	$44	$(323,068)	$133,259
Exercise of options	8 (a)	28,000	109	(35)	-	-	74
Share based compensation	8 (a)(d)	-	-	396	-	-	396
Unrealized gain (loss) on other investments		-	-	-	17	-	17
Earnings (loss) for the year		-	-	-	-	6,035	6,035
Balance at March 31, 2017		127,108,264	449,703	7,050	61	(317,033)	139,781

Exercise of options	8 (a)	32,000	98	(30)	-	-	68
Issued for performance share units	8 (d)	193,825	439	(439)	-	-	-
Issued on acquisition of mineral properties, net		154,321	500	-	-	-	500
Share based compensation	8 (a)(d)	-	-	2,453	-	-	2,453
Unrealized gain (loss) on other investments		-	-	-	138	-	138
Realized (gain) loss on other investments		-	-	-	(72)	-	(72)
Expiry and forfeiture of options		-	-	(287)	-	287	-
Earnings (loss) for the year		-	-	-	-	3,649	3,649
Balance at December 31, 2017		127,488,410	450,740	8,747	127	(313,097)	146,517

Share based compensation	8 (a)(d)	-	-	416	-	-	416
Unrealized gain (loss) on other investments tranferred to retained earnings		-	-	-	(127)	127	-
Realloction of performance share unit liability	3(a)	-	-	38	-	-	38
Earnings (loss) for the year		-	-	-	-	2,325	2,325
Balance at March 31, 2018		127,488,410	$450,740	$9,201	$-	$(310,645)	$149,296

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2018	2017

Operating activities
Net earnings (loss) for the year		$2,325	$6,035

Items not affecting cash:
Share-based compensation	8	4 16	337
Depreciation and depletion	7	9,837	4,182
Deferred income tax expense (recovery)		(1,786)	(1,665)
Unrealized foreign exchange loss (gain)		(50)	(462)
Finance costs		38	236
Write off of mineral properties		-	233
Write down of inventory to net realizable value	5	755	-
Unrealized loss (gain) on other investments		20	-
Net changes in non-cash working capital	11	(3,536)	771
Cash from operating activities		8,019	9,667

Investing activities
Property, plant and equipment expenditures	7	(10,965)	(9,368)
Cash used in investing activities		(10,965)	(9,368)

Financing activities
Repayment of credit facility		-	(2,500)
Restricted cash		1,000	-
Interest paid		-	(167)
Exercise of options	8 (a)	-	74
Cash from (used in) financing activities		1,000	(2,593)

Effect of exchange rate change on cash and cash equivalents		229	462

Increase (decrease) in cash and cash equivalents		(1,946)	(2,294)
Cash and cash equivalents, beginning of year		38,277	72,317
Cash and cash equivalents, end of year		$36,560	$70,485

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on May 2, 2018.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V., MXRT Holdings Ltd., Terrornera Mining Company and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2017 except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2017 and accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.

(a)	Accounting standards adopted during the year

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective or early application is permitted if information is available without the use of hindsight. The Company has adopted the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis.

The Company has Performance Share Units (“PSU”) with a net settlement feature, which permits cash settlement for withholding tax obligations. The expense for the PSUs has previously been bifurcated with the cash settlement portion of the expense recognized as a liability until settlement, and the remaining expense allocated to Contributed Surplus. Upon adoption of the amendments to IFRS 2, the PSU liability at January 1, 2018, the liability classified portion of $38 was reallocated to Contributed Surplus.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

As a result of the adoption of IFRS 9, we have changed our accounting policy for financial instruments retrospectively.

The change did not result in a change in carrying value of any of our financial instruments on transition date. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9

Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost	Amortized cost
Trade receivables (derivative component)	Fair value through profit or loss	Fair value through profit or loss
Marketable securities	Fair value through other comprehensive income	Fair value through profit or loss
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through profit or loss. For equity instruments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. We did not make any such election upon adoption of IFRS 9.

IFRS 9 does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for marketable securities as an adjustment to opening components of equity as at January 1, 2018.

The fair value of marketable securities is $168 under both IAS 39 and IFRS 9 as at January 1, 2018, the date of initial application of IFRS 9, and is presented in Other Investments in the consolidated balance sheet. On adoption, the unrealized gain in fair value of $127, previously recognized in accumulated other comprehensive income has been reallocated to retained earnings.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial Instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

We classify and measure financial assets (excluding derivatives) on initial recognition as described below:

•

Cash and equivalents and restricted cash include cash and term deposits with original maturities of less than 90 days are classified as financial assets at fair value through profit and loss and are measured at fair value. Unrealized gains and losses related to changes in fair value are reported in income;

•	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, in any;
•

Investments in equity instruments are designated as financial assets through profit or loss and are recorded at fair value on settlement date, net of transaction costs. Subsequent to initial recognition, changes in fair value are recognized in income.

Derivative financial instruments, including embedded derivatives in trade receivables measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, changes in estimated fair value at each reporting date are recognized through profit or loss.

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since we do not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company adopted IFRS 15 and the clarifications effective January 1, 2018 with no impact on the consolidated financial statements.

Dore sales
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in Note 3(l) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements as the timing of revenue recognition on our dore sales is unchanged.

Concentrate sales
We assessed all of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of delivery, consistent with our current accounting policy as set out in Note 3(l) of the 2017 Annual Financial Statements.

(b)	Changes in IFRS not yet adopted

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2018	2017

Trade receivables (1)		$6,466	$8,114
IVA receivables (2)		22,728	19,989
Income taxes recoverable		5,924	5,549
Due from related parties	5	1	2
Other receivables		122	358
		$35,241	$34,012

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 14).

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Adelante S.A. de C.V. (“Guanaceví,”). At March 31, 2018, El Cubo holds $12,054 and Guanaceví holds $8,720 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2017 – $10,392 and $8,812 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

5.	INVENTORIES

	March 31	December 31
	2018	2017

Warehouse inventory	$8 ,272	$7,809
Stock pile inventory	137	-
Work in process inventory	616	49 6
Finished goods inventory (1)(2)	3,319	4,826
	$12,344	$13,131

(1)

The Company held 160,034 silver ounces and 1,497 gold ounces as of March 31, 2018 (December 31, 2017 – 241,321 and 1,226, respectively). These ounces are carried at the lower of cost and net realizable value. As at March 31, 2018, the quoted market value of the silver ounces was $2,605 (December 31, 2017 - $4,070) and the quoted market value of the gold ounces was $1,982 (December 31, 2017 - $1,590).

(2)

The finished goods inventory balance at March 31, 2018 includes a write down to net realizable value of $755 for finished goods inventory held at the Guanaceví mine. Of this amount $463 is comprised of cash costs and $292 relates to depreciation and depletion.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related party on a full cost recovery basis. The charges for these costs totaled $2 for the three months ended March 31, 2018 (March 31, 2017 - $10). The Company has a $1 net receivable related to these costs as of March 31, 2018 (December 31, 2017 – $2).

The Company was charged $37 for legal services for the three months ended March 31, 2018 by a legal firm in which the Company’s corporate secretary is a partner (March 31, 2017 - $11). The Company has $Nil payable to the legal firm as at March 31, 2018 (December 31, 2017 - $Nil).

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2016	$457,401	$94,871	$61,812	$10,671	$9,595	$634,350

Additions	28,682	3,177	5,386	1,191	2,038	40,474
Disposals	(233)	(27)	(4,354)	-	(1,100)	(5,714)
Balance at December 31, 2017	485,850	98,021	62,844	11,862	10,533	669,110

Additions	7,673	1,517	797	108	730	10,825
Disposals	-	-	-	-	-	-
Balance at March 31, 2018	$493,523	$99,538	$63,641	$11,970	$11,263	$679,935

Accumulated amortization and impairment

Balance at December 31, 2016	$419,320	$85,563	$46,196	$9,214	$7,819	$568,112

Amortization	12,161	1,672	2,682	188	947	17,650
Disposals	-	(26)	(4,353)	-	(1,089)	(5,468)
Balance at December 31, 2017	431,481	87,209	44,525	9,402	7,677	580,294

Amortization	8,197	536	917	85	278	10,013
Disposals	-	-	-	-	-	-
Balance at March 31, 2018	$439,678	$87,745	$45,442	$9,487	$7,955	$590,307

Net book value
At December 31, 2017	$54,369	$10,812	$18,319	$2,460	$2,856	$88,816
At March 31, 2018	$53,845	$11,793	$18,199	$2,483	$3,308	$89,628

Included in Mineral properties is $11,485 in acquisition costs for exploration and evaluation properties (December 31, 2017 – $11,334).

As of March 31, 2018, the Company has $23 committed to capital equipment purchases.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	SHARE CAPITAL

(a)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan, approved by the Company’s shareholders in fiscal 2009 and re-ratified in 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Period Ended		Year Ended
	March 31, 20 18		December 31, 2017
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
Outstanding, beginning of year	5,792,800	$4.00	4,458,050	$3.93
Granted	-	-	1,572,000	$4.32
Exercised	-	-	(60,000)	$3.03
Cancelled	-	-	(177,250)	$5.49
Outstanding, end of the period	5,792,800	$4.00	5,792,800	$4.00

Options exercisable at the end of the period	4,509,600	$3.91	4,509,600	$3.91

The following table summarizes the information about stock options outstanding at March 31, 2018:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	average	Exercisable	average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2018	(Number of Years)	Price	March 31, 2018	Price

$2.00 - $2.99	1,136,500	2.1	$2.65	1,136,500	$2.65
$4.00 - $4.99	4,656,300	2.7	$4.32	3,373,100	$4.33
	5,792,800	2.6	$4.00	4,509,600	$3.91

During the three months ended March 31, 2018, the Company recognized share-based compensation expense of $416 (March 31, 2017 - $396) based on the fair value of the vested portion of options granted in the current and prior years.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b)	Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Period Ended		Year Ended
	March 31, 2018		December 31, 2017
	Number	Weighted	Number	Weighted
	of units	average grant	of units	average grant
Outstanding, beginning of year	548,392	$3.44	510,560	$3.39
Granted	-	-	37,832	$4.11
Redeemed	-	-	-	-
Outstanding, end of period	548,392	$3.44	548,392	$3.44

Fair value at period end	548,392	$3.13	548,392	$3.02

During the period ended March 31, 2018, the Company recognized directors compensation expense related to DSUs, which is included in general and administrative salaries, wages and benefits, of $11 (March 31, 2017 – recovery of $183 based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years. As of March 31, 2018 there are 548,392 deferred share units outstanding (December 31, 2017 – 548,392) with a fair market value of $1,330 (December 31, 2017 - $1,319) recognized in accounts payable and accrued liabilities.

(c)	Share Appreciation Rights

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARS are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and the exercise date.

	Period Ended		Year Ended
	March 31, 2018		December 31, 2017
	Number	Weighted	Number	Weighted
	of units	average	of units	average grant
Outstanding, beginning of year	911,993	$3.80	579,660	$4.20
Granted	-	-	489,000	$3.30
Exercised	(12,832)	$2.21	(46,668)	$2.21
Cancelled	(24,666)	$3.89	(109,999)	$4.38
Outstanding, end of period	874,495	$3.82	911,993	$3.80

Exercisable at the end of the period	452,679	$3.90	212,672	$3.69

During the period ended March 31, 2018, the Company recognized a recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $69 (March 31, 2017 – recovery of $11) based on the fair value of new grants and the change in the fair value of the SARs granted in the current and prior years. As of March 31, 2018 there are 874,795 SARs outstanding (December 31, 2017 – 911,993) with a fair market value of $272 (December 31, 2017 - $341) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Period Ended	Year Ended
	March 31, 2018	December 31, 2017
	Number of units	Number of units
Outstanding, beginning of year	200,000	325,000
Granted	-	200,000
Cancelled	-	-
Settled for shares	-	(193,825)
Settled for cash	-	(131,175)
Outstanding, end of period	200,000	200,000

There were no PSUs granted during the three months ended March 31, 2018 (March 31, 2017 – Nil) under the Company’s PSU plan. A total of 200,000 PSUs were granted on May 4, 2017 under the Company’s PSU plan. The 200,000 PSUs vest on May 3, 2020, subject to achievement of pre-determined performance criteria. The PSUs vest at the end of a three year period if certain performance and vesting criteria, based on the Company’s share price performance relative to a representative group of other mining companies, has been met. During the three months ended March 31, 2018, the Company recognized share based compensation expense of $52 related to the PSUs (March 31, 2017 – recovery of $59).

(e)	Diluted Earnings per Share

	Three months ended
	March 31,	March 31,
	2018	2017
Net earnings	$2,32 5	$6,035
Basic weighted average number of shares outstanding	127,488,410	127,095,764
Effect of dilutive securities:
Stock options	139,453	1,10 3,0 6 9
Performance share units	200,000	325,000
Diluted weighted average number of share outstanding	127,827,863	128,523,833

Diluted earnings per share	$0.02	$0.05

As of March 31, 2018 there are 4,656,300 anti-dilutive stock options (March 31, 2017 – 47,250 stock options).

9.	EXPLORATION

	Three months ended
	March 31,	March 31,
	2018	2017

Depreciation and depletion	$23	$28
Share-based compensation	36	39
Salaries, wages and benefits	706	530
Direct exploration expenditures	1,258	2,739
	$2,023	$3,336

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31	March 31
	2018	2017

Depreciat ion and depletion	$5 5	$41
Share-based compensation	343	298
Salaries, wages and benefits	878	736
Direct general and administrative expenditures	1,042	880
	$2,318	$1,955

Included in salaries, wages and benefits is $11 in director’s deferred share unit recovery for the three months ended March 31, 2018 (March 31, 2017 – recovery of $183).

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended
	March 31,	March 31,
	2018	2017

Net changes in non-cash working capital:
Accounts receivable	$(1,229)	$(1,149)
Inventories	348	944
Prepaid expenses	(72)	263
Accounts payable and accrued liabilities	(752)	2,037
Income taxes payable	(1,831)	(1,324)
	$(3,536)	$771
Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	-	35

Other cash disbursements:
Income taxes paid	1,068	1,603
Special mining duty paid	1,012	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanaceví, Bolañitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

March 31, 2018
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$12,860	$383	$8,812	$4,286	$9,818	$401	$36,560
Investments	148	-	-	-	-	-	148
Accounts receivables	103	1,858	11,165	4,616	15,752	1,747	35,241
Inventories	-	-	6,704	2,622	3,018	-	12,344
Prepaid expenses	1,238	110	245	76	193	121	1,983
Non-current deposits	76	-	316	144	74	-	610
Deferred income tax asset	-	-	767	1,146	-	-	1,913
Mineral property, plant and equipment	669	11,472	38,597	7,358	16,598	14,934	89,628
Total assets	$15,094	$13,823	$66,606	$20,248	$45,453	$17,203	$178,427

Accounts payable and accrued liabilities	$4,785	$455	$4,574	$2,495	$5,125	$851	$18,285
Income taxes payable	584	-	631	128	11	-	1,354
Deferred lease inducement	229	-	-	-	-	-	229
Provision for reclamation and rehabilitation	-	-	2,097	1,781	4,092	50	8,020
Deferred income tax liability	-	200	-	816	227	-	1,243
Total liabilities	$5,598	$655	$7,302	$5,220	$9,455	$901	$29,131

December 31, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$20,884	$1,034	$6,212	$2,360	$7,594	$193	$38,277
Restricted cash	1,000	-	-	-	-	-	1,000
Investments	168	-	-	-	-	-	168
Accounts receivables	341	893	12,115	4,100	15,602	961	34,012
Inventories	-	-	8,476	2,178	2,477	-	13,131
Prepaid expenses	1,090	128	125	77	176	315	1,911
Non-current deposits	76	-	316	144	74	-	610
Deferred income tax asset	-	-	-	655	-	-	655
Mineral property, plant and equipment	691	11,285	42,264	6,766	15,929	11,881	88,816
Total assets	$24,250	$13,340	$69,508	$16,280	$41,852	$13,350	$178,580

Accounts payable and accrued liabilities	$5,965	$225	$4,484	$1,774	$5,721	$899	$19,068
Income taxes payable	727	-	1,499	940	19	-	3,185
Deferred lease inducement	236	-	-	-	-	-	236
Provision for reclamation and rehabilitation	-	-	2,086	1,772	4,074	50	7,982
Deferred income tax liability	-	200	528	637	227	-	1,592
Total liabilities	$6,928	$425	$8,597	$5,123	$10,041	$949	$32,063

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Three months ended March 31, 2018
Silver revenue	$-	$-	$10,343	$3,930	$9,205	$-	$23,478
Gold revenue	-	-	2,166	7,448	7,238	-	16,852
Total revenue	$-	$-	$12,509	$11,378	$16,443	$-	$40,330

Salaries, wages and benefits:
mining	$-	$-	$1,239	$1,189	$2,015	$-	$4,443
processing	-	-	393	242	461	-	1,096
administrative	-	-	537	572	685	-	1,794
stock based compensation	-	-	13	12	12	-	37
change in inventory	-	-	698	(82)	(128)	-	488
Total salaries, wages and benefits	-	-	2,880	1,933	3,045	-	7,858

Direct costs:
mining	-	-	4,714	2,619	3,341	-	10,674
processing	-	-	1,483	1,576	1,807	-	4,866
administrative	-	-	471	429	676	-	1,576
change in inventory	-	-	1,067	(145)	(53)	-	869
Total direct production costs	-	-	7,735	4,479	5,771	-	17,985

Depreciation and depletion:
depreciation and depletion	-	-	6,509	324	2,897	-	9,730
change in inventory	-	-	290	(15)	(246)	-	29
Total depreciation and depletion	-	-	6,799	309	2,651	-	9,759

Royalties	-	-	303	320	75	-	698
Write down of inventory to NRV	-	-	755	-	-	-	755

Total cost of sales	$-	$-	$18,472	$7,041	$11,542	$-	$37,055

Earnings (loss) before taxes	$195	$(2,023)	$(5,963)	$4,337	$4,901	$(220)	$1,227

Current income tax expense (recovery)	-	-	137	348	203	-	688
Deferred income tax expense (recovery)	-	-	(1,295)	(491)	-	-	(1,786)
Total income tax expense (recovery)	-	-	(1,158)	(143)	203	-	(1,098)

Net earnings (loss)	$195	$(2,023)	$(4,805)	$4,480	$4,698	$(220)	$2,325

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Three months ended March 31, 2017
Silver revenue	$-	$-	$12,639	$2,585	$6 ,76 1	$-	$21,985
Gold revenue	-	-	1,924	7,041	5,491	-	14,456
Total revenue	$-	$-	$14,563	$9,626	$12,252	$-	$36,441

Salaries, wages and benefits:
mining	$-	$-	$1,329	$1,045	$1,756	$-	$4,130
processing	-	-	441	200	362	-	1,003
administrative	-	-	687	538	659	-	1,884
stock based compensation	-	-	-	-	-	-	-
change in inventory	-	-	621	(198)	22	-	445
Total salaries, wages and benefits	-	-	3,078	1,585	2,799	-	7,462

Direct costs:
mining	-	-	3,167	2,455	3,138	-	8,760
processing	-	-	1,765	1,327	1,923	-	5,015
administrative	-	-	600	379	610	-	1,589
change in inventory	-	-	1,507	(448)	163	-	1,222
Total direct production costs	-	-	7,039	3,713	5,834	-	16,586

Depreciation and depletion:
depreciation and depletion	-	-	3,503	460	338	-	4,301
change in inventory	-	-	(130)	(46)	(12)	-	(188)
Total depreciation and depletion	-	-	3,373	414	326	-	4,113

Royalties	-	-	343	43	54	-	440

Total cost of sales	$-	$-	$13,833	$5,755	$9,013	$-	$28,601

Earnings (loss) before taxes	$33	$(3,002)	$730	$3,871	$3,239	$(334)	$4,537

Current income tax expense (recovery)	-	-	101	275	(77)	-	29 9
Deferred income tax expense (recovery)	-	-	(734)	(1,166)	103	-	(1,797)
Total income tax expense (recovery)	-	-	(633)	(891)	26	-	(1,498)

Net earnings (loss)	$33	$(3,002)	$1,363	$4,762	$3,213	$(334)	$6,035

The Exploration segment included $86 of costs incurred in Chile for the three months ended March 31, 2018 (March 31, 2017 - $81).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2,100), MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($300) and inflationary charges of MXN 8.5 million ($400) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of March 31, 2018, the Company has recognized an allowance for transferring the shares and assets of MSCG amounting to $595. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

14.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial assets and liabilities
As at March 31, 2018, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Fair value
	through profit	Amortized	Carrying	Fair
	or loss	cost	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	36,560	-	36,560	36,560
Investments	148	-	148	148
Trade and other receivables	-	6,589	6,589	6,589
Total financial assets	36,708	6,589	43,297	43,297

Financial liabilities:
Accounts payable and accrued liabilities		18,285	18,285	18,285
Total financial liabilities	-	18,285	18,285	18,285

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:
Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company’s closing share price.

Level 2:
The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:
The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2018.

Assets and liabilities as at March 31, 2018 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	148	148	-	-
Trade receivables	6 ,46 6	-	6 ,46 6	-
Total financial assets	6 ,6 14	148	6 ,46 6	-

Financial liabilities:
Deferred share units	1,330	1,330	-	-
Share appreciation rights	272	-	272	-
Total financial liabilities	1,6 0 2	1,330	272	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2018 and 2017
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
	Telephone:	(604) 685-9775
1-877-685-9775
Facsimile:(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20